03011954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/4/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-001927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/29/01 (MM/DD/YY) AND ENDING 12/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Stephens Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 165

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Center Street
(No. and Street)

Little Rock (City) Arkansas (State) 72201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zoe Ann Hines Senior Vice President 501-377-2166 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 Center Street, Suite 1800 (Address) Little Rock (City) Arkansas (State) 72201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 07 2003

Oath or Affirmation

I, Zoe Ann Hines, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Stephens Inc., as of DECEMBER 27, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

SENIOR VICE PRESIDENT
Title

Subscribed and sworn
to before me
this 24 day of Feb 2003

Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [ ] (c) Statement of operations.
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors (not applicable).
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation (not applicable).
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report (not required).
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal accounting control).
- [ ] (o) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5 (not applicable).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(a)(3).

Stephens Inc.

(A Wholly Owned Subsidiary of Stephens Holding Company)

(SEC I.D. No. 8-001927)

Statement of Financial Condition as of December 27, 2002, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and as a PUBLIC DOCUMENT.

STEPHENS INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, Arkansas 72201

Tel: (501) 370-3600
Fax: (501) 374-4809
Fax: (501) 375-7817
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Stephens Inc.:

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") (a wholly owned subsidiary of Stephens Holding Company) as of December 27, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 27, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 13, 2003
Little Rock, Arkansas

STEPHENS INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 27, 2002
(IN THOUSANDS EXCEPT SHARE AMOUNTS)

ASSETS	
Cash and cash equivalents	$ 4,147
Cash and government securities, segregated under Federal and other regulations	20,025
Receivables from:	
Brokers and dealers	52,720
Customers	71,222
Officers, directors, and affiliates	23,743
Others	28,061
Securities purchased under agreements to resell	17,336
Marketable securities, at market	113,577
Marketable securities pledged as collateral for repurchase agreements, at market	7,024
Not readily marketable securities, at estimated fair value	5,713
Furniture, fixtures and equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $30,914	8,863
Deferred income taxes	6,696
Other assets	7,497
TOTAL	$366,624
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payables to:	
Brokers and dealers	$ 21,398
Customers, including free credit balances of $63,533	92,049
Officers, directors, and affiliates	14,972
Securities sold under agreements to repurchase	7,078
Securities sold but not yet purchased, at market	2,082
Mutual fund administration payable	33,709
Short-term borrowings	22,642
Accrued compensation and other accrued liabilities	46,621
Total liabilities	240,551
Commitments and contingencies (Notes 10, 11, and 12)	
Common stock, no par value, 2,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	14,073
Total stockholder's equity	126,073
TOTAL	$366,624

See notes to statement of financial condition.

1. ORGANIZATION

Stephens Inc. (the "Company") is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Stephens Holding Company (the "Parent") which is a majority owned subsidiary of Stephens Group, Inc. ("Group"). Entities under common control of the Parent and Group are considered affiliates of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks and other financial institutions.

Securities Transactions - Securities transactions are recorded on a settlement date basis and are carried at fair value. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements. Marketable securities and securities sold but not yet purchased are carried at fair value. Fair value is based on quoted market prices, dealer prices, or pricing models and not readily marketable securities are recorded at estimated fair value as determined by management. Among the factors considered by management in determining the fair value of investments, for which a quoted market or dealer price is not available, are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. Unrealized gains and losses are reflected in revenue.

Securities borrowed are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

Investment Banking - Investment banking revenues, which include underwriting fees, selling concessions and management fees, are recorded when services for the transaction are substantially completed. Transaction-related expenses incurred prior to closing or termination of engagement are deferred and later expensed to match revenue recognition.

Concentrations of Credit Risk - In the normal course of business, the Company engages in transactions which expose it to credit risk, including periodic concentrations of credit risk related primarily to securities underwriting and resale agreements. In addition to the monitoring procedures described above, the Company reviews, as necessary, the credit standing of each counterparty with which it conducts business in order to mitigate this risk.

Furniture, Fixtures and Equipment and Leasehold Improvements - Furniture, fixtures and equipment and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures and equipment is provided over estimated useful lives of three to ten years using both straight-line and accelerated methods. Leasehold improvements are amortized using the straight-line method over the shorter of ten years or the lease term. The Company periodically evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Mutual Fund Administration - The Company serves as a distributor and administrator for various mutual funds (the "Funds") of certain large banks. Fees are remitted from the banks to the Company monthly, based upon a percentage of the average net asset values of the Funds, and are designated to be used for the administration and marketing of the Funds. The amounts that have been received and designated to be spent by the Company on marketing and administration of the Funds are presented as the mutual fund administration payable on the statement of financial condition.

Income Taxes - The Company utilizes the liability method to record deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The Company files consolidated Federal and state income tax returns with the Parent. In accordance with a tax allocation agreement, the Parent allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. Under the agreement each subsidiary records separately the impact of permanent and temporary differences.

Use of Estimates - The preparation of a statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates and assumptions.

Recently Adopted Accounting Pronouncements - On December 29, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 superceded SFAS 121, however, it retained the fundamental provisions of SFAS 121 related to the recognition and measurement of the impairment of long-lived assets held for use. SFAS 144 also provides more guidance on estimating cash flows for purposes of performing a recoverability test and establishes more restricted criteria to classify as asset held for sale. The adoption of this statement had no effect on the Company's statement of financial condition.

Recently Issued Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). For financial statements issued after December 15, 2002, FIN 45 requires that a guarantor make certain disclosures regarding guarantees or indemnification agreements. Starting January 1, 2003, FIN 45 will require that a liability be recognized at the fair value of the guarantee. The Company has adopted the disclosure provisions of FIN 45 in the accompanying statement of financial condition and does not expect the liability recognition provisions will have a material impact on the Company's financial position.

3. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 27, 2002, the Company had segregated $19,999 of marketable securities and $26 of cash in accounts "for the exclusive benefit of customers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

4. RECEIVABLES AND PAYABLES

Brokers and Dealers - Receivables from brokers and dealers consist of the following at December 27, 2002:

Securities borrowed	$ 2,212
Securities failed to deliver	48,617
Other	1,891
	$ 52,720

Payables to brokers and dealers consist primarily of securities failed to receive.

Customers - Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the financial statements. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

Officers, Directors, and Affiliates - Receivables from and payables to officers, directors and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties. At December 27, 2002, receivables from officers, directors, and affiliates include securities borrowed of approximately $9,484 from Group.

Others - Receivables from others result primarily from the Company's investment banking and mutual fund administration and distribution activities. This amount also includes estimated receivables for Federal and state income taxes.

5. MARKETABLE SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED

The components of marketable securities and securities sold, not yet purchased at December 27, 2002, are as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 88,548	
Mortgage-backed securities	10,384	
Corporate stocks	13,488	$ 409
Mutual funds and other	3,836	
Corporate bonds, debentures, and notes	4,300	18
U.S. Treasury obligations	45	1,655
	120,601	$ 2,082
Less mortgage-backed securities pledged as collateral for repurchase agreements	(7,024)	
	$ 113,577	

6. BORROWINGS

The Company has short-term bank borrowings of $22,642 outstanding at December 27, 2002. These borrowings are collateralized by firm owned marketable securities. During the year, short-term borrowings averaged $5,622 with a maximum indebtedness of approximately $48,415. The weighted-average interest rate on these borrowings approximated 2.39% for the year ended December 27, 2002, and actual interest rate at December 27, 2002, was 2.11%.

The Company has a $20,000 line of credit agreement with the Parent which bears interest at the Federal Funds Rate plus .80%. There are no borrowings outstanding under this agreement at December 27, 2002, and the Company did not use the line of credit during the year ended December 27, 2002.

As of and during the year ended December 27, 2002, the Company had no outstanding obligations which were subordinated to claims of general creditors.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed fifteen times net capital. At December 27, 2002, the Company had an aggregate indebtedness to net capital ratio of 3.25 to 1 with $54,508 of net capital, which was $42,687 in excess of its required minimum net capital of $11,821. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

8. INCOME TAXES

The Company's net deferred tax asset consists of the following temporary differences at December 27, 2002:

Furniture, fixtures, and equipment	$ 2,620
Deferred compensation	2,180
Accruals not currently deductible	1,220
Charitable contributions	797
Other	(121)
	$ 6,696

Management believes that the deferred tax assets will be realizable in the normal course of business. Accordingly, no valuation allowance has been provided related to these assets.

9. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan covering employees who have completed 6 months of employment with a minimum of 500 hours worked. Contributions to the plan are at the discretion of the Company's Board of Directors. Effective March 1, 2002, new employees became eligible to make contributions to the plan beginning on the first payroll date of the second calendar month following the employee's date of hire. Employees are only able to participate in Company contributions after the completion of 6 months of service and at least 500 hours worked.

The Company participates in a non-qualified, unfunded deferred compensation plan (the "Plan") with affiliated entities which permits eligible participants to defer a portion of their compensation and earn interest on amounts deferred. Participants in the Plan are vested immediately. For 2002, the limitations on compensation deferred under the Plan was 50% of the eligible employee's 2002 compensation not to

exceed $150. The Plan provides for payments after a minimum deferral period of three years, with additional payment provisions upon retirement, termination, death, or disability. At December 27, 2002, the Company's recorded liability related to the Plan was $5,557.

10. RELATED PARTY TRANSACTIONS

As of December 27, 2002, the Company has purchased securities from the Parent under agreements to resell totaling $15,321 with collateral held by the Company. During 2002, the Company sold an investment in not readily marketable securities to the Parent for an amount which approximated carrying value.

The Company rents certain real property from an affiliate and other related parties under non-cancelable operating leases. At December 27, 2002, the future minimum rental commitments under these leases are as follows:

Fiscal Year	Amount
2003	$ 2,533
2004	2,533
2005	2,533
2006	2,488
2007	2,480
Thereafter	18,096
	$30,663

The Company provides certain administrative, management advisory, and investment banking services to affiliates. The Company also executes and settles various securities transactions with officers, directors, and affiliates. These transactions have substantially the same terms as those with non-related parties.

11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 27, 2002, the future minimum payments required under these agreements are as follows:

Fiscal Year	Amount
2003	$ 5,020
2004	3,439
2005	2,918
2006	2,394
2007	1,774
Thereafter	6,321
	$21,866

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Certain of these lawsuits arose from the Company's participation as a member of the selling group or the underwriting syndicate in public offerings of securities. The Company has not been named as a defendant, however, in certain cases the lead underwriters have been named as representatives of the underwriting syndicate. Although the ultimate outcome of these actions cannot be ascertained at this

time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Fair Value Information - The Company's financial instruments include cash and cash equivalents; receivables from and payables to brokers and dealers, customers, officers, directors, and affiliates; and others; securities purchased under agreements to resell; borrowings and securities sold under agreements to repurchase. Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are short-term in nature and generally bear interest at prevailing market rates. Accordingly, management believes that the carrying amounts are reasonable estimates of fair value.

Off-Balance Sheet Risk - The Company enters into various transactions involving off-balance sheet financial instruments which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced and options. These off-balance sheet financial instruments are used primarily to meet the needs of customers. Although these financial instruments are subject to various degrees of market and credit risks, these activities are not a significant portion of the Company's business.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of these securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses which the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

As a registered futures commission merchant, the Company introduces customer transactions to another broker on a fully disclosed basis which involve the purchase and sale of commodity futures contracts (including options on futures) but does not carry any accounts related to commodities transactions for customers.

Futures Contracts - The Company has purchased futures contracts on U.S. Treasury bonds as a hedge against certain positions in the Company's municipal bonds inventory. The face amount of the futures contracts outstanding at December 27, 2002, totaled $41,917.

The Company is exposed to credit risk on the futures contracts in the event that the dealer involved in the transaction fails to honor the contracts. The Company believes that its credit and settlement procedures minimize this risk. The Company is also exposed to market risk, which is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At December 27, 2002, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $147,289 and the fair value of the collateral that had been sold or repledged was $6,926.

14. SUBSEQUENT EVENT

Effective December 31, 2002, the Company's agreement to serve as the distributor and administrator for various mutual funds of a large bank was terminated. A significant portion of the Company's mutual fund administration activities were conducted with this bank. Employees of the Company related to these activities became employees of the bank upon termination of the agreement.

* * * * * *

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, Arkansas 72201

Tel: (501) 370-3600
Fax: (501) 374-4809
Fax: (501) 375-7817
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

The Board of Directors of
Stephens Inc.:

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company"), for the year ended December 27, 2002 (on which we issued our report dated February 13, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

We did not review the practices and procedures followed by the Company in making the daily computations of segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Future Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 27, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Commodity Futures Trading Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and future commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 13, 2003